SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer ID (CNPJ): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

NOTICE TO SHAREHOLDERS

PAYMENT OF INTERIM DIVIDENDS

We hereby inform that the Board of Directors of Companhia Siderúrgica Nacional (“CSN”), pursuant to Article 31 of its Bylaws, approved the payment of the minimum mandatory dividends from the profit reserve (statutory working capital reserve), totaling R$425,000,000.00, corresponding to R$0.291501175 per share, as an advance on the minimum mandatory dividends.

Shareholders registered in the records of the depositary institution Banco Itaú S.A. on February 28, 2014, are entitled to receive the payment.

Dividends will be available to shareholders domiciled in Brazil as of March 11, 2014, with no monetary restatement, in their bank accounts informed to the depositary institution Itaú Corretora de Valores S.A. Shareholders whose shares are held in custody will receive their dividends in accordance with procedure adopted by the Stock Exchange. Shareholders whose registration data does not include their Individual Taxpayer’s ID (CPF) or Corporate Taxpayers’ ID (CNPJ) or the Bank/Branch/Current Account information will have the amount available within three (3) working days as of the due updating of their respective registration at any branch of Banco Itaú S.A. or through letter forwarded to the Superintendence of Services to Shareholders of Itaú Corretora de Valores S.A., located at Rua Boa Vista, 185 – 6º andar – São Paulo – SP – CEP: 01092-900.

Service Places: Banco Itaú S.A. branches, Shareholders service department, during banking hours.

As of March 5, 2014, inclusive, the Company shares will be traded ex-rights on the Brazilian Stock Exchanges on payments approved herein.

São Paulo, February 28, 2014

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 28, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.